FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Consolidated Financial Results for the Year Ended March 31, 2007

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of May 2, 2007

Commission File Number 09929

Mitsui & Co., Ltd.

(Translation of registrant’s name into English)

2-1, Ohtemachi 1-chome Chiyoda-ku, Tokyo 100-0004 Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 2, 2007

MITSUI & CO., LTD.

By:	/s/ Kazuya Imai
Name:	Kazuya Imai
Title:	Executive Director
Executive Vice President
Chief Financial Officer

Consolidated Financial Results for the Year Ended March 31, 2007

[Based on accounting principles generally accepted in the United States of America (“U.S. GAAP”)]

Tokyo, April 27, 2007 – Mitsui & Co., Ltd. announced its consolidated financial results for the year ended March 31, 2007.

Mitsui & Co., Ltd. and subsidiaries

(Web Site : http://www.mitsui.co.jp)

President and Chief Executive Officer : Shoei Utsuda

Investor Relations Contacts : Katsurao Yoshimori, General Manager, Investor Relations Division TEL 81-3-3285-7533

1. Consolidated financial results for the year ended March 31, 2007(Unaudited)

   (from April 1, 2006 to March 31, 2007)

(1) Consolidated operating results information

	Revenues		Income from continuing operations before income taxes, minority interests and equity in earnings		Net income		Total trading transactions
	Millions of Yen	%	Millions of Yen	%	Millions of Yen	%	Millions of Yen	%
Year ended March 31, 2007	4,880,741	18.6	330,140	18.6	301,502	49.0	15,357,656	3.2
Year ended March 31, 2006	4,115,471	17.8	278,326	58.5	202,409	67.1	14,885,772	9.6

	Net income per share, basic	Net income per share, diluted	Return on equity	Income from continuing operations before income taxes, minority interests and equity in earnings to total assets ratio	Income from continuing operations before income taxes, minority interests and equity in earnings to total trading transactions ratio
	Yen	Yen	%	%	%
Year ended March 31, 2007	174.26	165.32	15.9	3.6	2.1
Year ended March 31, 2006	126.26	118.85	14.5	3.4	1.9

Notes:

1.	Equity in earnings of associated companies—net for the years ended March 31, 2007 and 2006 were ¥153,105 million and ¥94,250 million, respectively.
2.	Average number of shares outstanding during the years ended March 31, 2007 and 2006 were 1,730,213,905 and 1,603,096,145 respectively.
3.	Change in accounting principles applied : Yes
4.	Percentage figures for Revenues, Income from continuing operations before income taxes, minority interests and equity in earnings, Net income, and Total trading transactions represent changes from the previous year.
5.	Parentheses represent negative figures or decreases.
6.	Total trading transactions is a voluntary disclosure and represents the gross transaction volume or the nominal aggregate value of the sales contracts in which Mitsui & Co., Ltd. and its subsidiaries (collectively, the “companies”) act as principal and transactions in which the companies serve as agent. Total trading transactions is not meant to represent sales or revenues in accordance with U.S. GAAP. The companies have included the information concerning total trading transactions because it is used by similar Japanese trading companies as an industry benchmark, and the companies believe it is a useful supplement to results of operations data as a measure of the companies’ performance compared to other similar Japanese trading companies. Total trading transactions is included in the measure of segment profit and loss reviewed by the chief operating decision maker.
7.	In accordance with Statement of Financial Accounting Standards (“SFAS”) No.144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” the figures for the year ended March 31, 2006 relating to discontinued operations have been reclassified.

(2) Consolidated financial position information

	Total assets	Shareholders’ equity	Shareholders’ equity ratio	Shareholders’ equity per share
	Millions of Yen	Millions of Yen	%	Yen
March 31, 2007	9,813,312	2,110,279	21.5	1,182.48
March 31, 2006	8,573,578	1,677,907	19.6	973.85

Note: Number of shares outstanding at March 31, 2007 and 2006 were 1,784,627,061 and 1,722,954,068, respectively.

(3) Consolidated cash flows information

	Net cash provided by operating activities	Net cash used in investing activities	Net cash provided by financing activities	Cash and cash equivalents at end of year
	Millions of Yen	Millions of Yen	Millions of Yen	Millions of Yen
Year ended March 31, 2007	239,275	(418,028)	272,289	800,032
Year ended March 31, 2006	14,636	(347,332)	92,269	697,065

(4) Number of consolidated subsidiaries and associated companies accounted for by the equity method

Consolidated subsidiaries : 315             Associated companies accounted for by the equity method : 176

(5) Changes in number of consolidated subsidiaries and associated companies accounted for by the equity method

Consolidated subsidiaries : increase 45, decrease 21

Associated companies accounted for by the equity method : increase 44, decrease 37

2. Forecast of consolidated operating results for the year ending March 31, 2008(from April 1, 2007to March 31, 2008)

	Total trading transactions	Net income
	Millions of Yen	Millions of Yen
Year ending March 31, 2008	15,300,000	370,000

Note: Forecasted basic net income per share for the year ending March 31, 2008 is Yen 207.33

A Cautionary Note on Forward-Looking Statements:

This report contains statements (including figures) regarding Mitsui & Co., Ltd. (“Mitsui”)’s corporate strategies, objectives, and views of future developments that are forward-looking in nature and are not simply reiterations of historical facts. These statements are presented to inform stakeholders of the views of Mitsui’s management but should not be relied on solely in making investment and other decisions. You should be aware that a number of important risk factors could lead to outcomes that differ materially from those presented in such forward-looking statements. These include, but are not limited to, (i) change in economic conditions that may lead to unforeseen developments in markets for products handled by Mitsui, (ii) fluctuations in currency exchange rates that may cause unexpected deterioration in the value of transactions, (iii) adverse political developments that may create unavoidable delays or postponement of transactions and projects, (iv) changes in laws, regulations, or policies in any of the countries where Mitsui conducts its operations that may affect Mitsui's ability to fulfill its commitments, and (v) significant changes in the competitive environment. In the course of its operations, Mitsui adopts measures to control these and other types of risks, but this does not constitute a guarantee that such measures will be effective.

I. Highlights of Consolidated Financial Results for the Year Ended March 31, 2007

1. Summary of Financial Results for the Year Ended March 31, 2007

(1) Operating environment

During the year ended March 31, 2007, the global economy continued its broad-based expansion. In the United States, corporate profits remained robust and consumer spending continued to increase due to favorable employment and wage conditions, and despite an easing in housing investment, which had been overheating, the economy performed steadily overall. In Asia, sustained high growth in China and India has engendered more endogenous growth driven by further increases in capital investments and exports to other regions. In Europe, the economy demonstrated a clear recovery trend, as illustrated by the growth of exports in Germany and other factors.

This broad-based expansion of the global economy underpinned strong international commodities markets. Prices of crude oil, mineral resources, non-ferrous metals and other commodities reached record-high levels in the summer, and despite falling thereafter, remain at high levels.

The global trend towards steadily higher interest rates continued. In the United States, the Federal Reserve Board, who once continued to raise interest rates progressively since June 2004, kept the rate constant since June 2006. In Europe, the European Central Bank continued to raise interest rates, a move which started in 2005.

The Japanese economy continued its solid recovery. Exports continued to increase, bolstered by global economic expansion and the weakening yen. Strong corporate sector results led to high growth in capital investment, while improvements in employment and wages led to firmer consumer spending. The Bank of Japan decided to terminate its zero interest rate policy in July 2006, and raised the policy interest rate in February this year, based on the robust recovery of the economy and consumer prices turning positive. In foreign exchange rates, the yen continued to weaken, particularly against the Euro, against which it recorded its lowest ever level following buying of the Euro.

(2) Overview of the financial results for the year ended March 31, 2007

•

Mitsui & Co., Ltd. (“Mitsui”) and its subsidiaries (collectively “the Group”) recorded consolidated net income of ¥301.5 billion, an increase of ¥99.1 billion, or up 49.0%, from ¥202.4 billion for the year ended March 31, 2006, primarily reflecting increases in gross profit and equity in earnings of associated companies. Mineral resources and energy related operations that benefited from rising market prices drove this earning growth and most of the other operating segments including Machinery & Infrastructure Projects, Chemical, Iron & Steel Products and Americas recorded improved operating results supported by a favorable economic environment. However, the net loss of the Foods & Retail Segment deteriorated due to impairment losses on goodwill and intangible assets at Mitsui Norin Co., Ltd.

•

Total assets as of March 31, 2007 increased to ¥9.8 trillion, an increase of ¥1.2 trillion over March 31, 2006 due mainly to investments in energy, mineral resources and infrastructures businesses as well as an increase in trade receivables. Shareholders equity as of March 31, 2007 was ¥2.1 trillion as a result of increased retained earnings, and Net Debt-to-Equity Ratio (“Net DER”) as of March 31, 2007 was 1.47 times, 0.22 times lower than that of March 31, 2006. The return on equity (“ROE”) for the year ended March 31, 2007 was 15.9%.

•

Net cash provided by operating activities for the year ended March 31, 2007 was ¥239.3 billion, an increase by ¥929 billion from the previous fiscal year reflecting the steady growth of the operating income. Net cash used in investing activities was ¥418.0 billion, attributable to investments mainly in the energy; machinery and infrastructure projects; and mineral resources businesses. As a result, free cash flow for the year ended March 31, 2007 was net outflow of ¥178.7 billion.

2. Results of Operations

(1) Analysis on consolidated income statements

Gross Profit

Gross profit for the year ended March 31, 2007 was ¥903.7 billion, an increase of ¥85.4 billion, or 10.4%, from ¥818.3 billion for the year ended March 31, 2006 as a result of the followings:

•

Reflecting the rising prices of crude oil and iron ore, the Group saw major growth in gross profit at Mitsui E&P Middle East B.V. (Netherlands), which develops and produces oil and gas in Oman, and Mitsui Iron Ore Development Pty. Ltd. (Australia), a subsidiary engaging in mining and sales of Australian iron ore. The commencement of commercial production in July 2006 at Enfield oil field in Australia contributed to expanding gross profit from the 3rd quarter of this fiscal year. In addition, there was a new contribution by Mitsui Oil Exploration Co., Ltd. (“MOECO”) (*) from the 4th quarter of this fiscal year.

•

Machinery businesses showed strong results, primarily reflecting expansion of operations of overseas automotive-related subsidiaries. Also, business transactions in basic materials such as steel products and chemical products continued to show good performance in general.

•

The Group’s trading operations in energy derivatives, oil products, precious metals and foreign exchange recorded nearly the same level of profit as the year ended March 31, 2006. Westport Petroleum, Inc. (United States) in the Americas Segment and the Logistics & Financial Markets Segment showed increases in gross profit, which was almost offset by naphtha trading losses at Mitsui Oil (Asia) Pte. Ltd.

•

In the Foods & Retail Segment; and Lifestyle, Consumer Service and Information, Electronics & Telecommunication Segment performance varied by products and services. In particular, domestic apparel businesses and Mitsui Norin Co., Ltd. showed disappointing performance, while real estate businesses performed strongly especially in overseas.

(*)	In March 2007, Mitsui acquired 3% stake in MOECO, formerly an associated company, from Mitsui Engineering & Shipbuilding Co., Ltd., increasing its voting interest in MOECO to 50.3% and making MOECO a subsidiary of Mitsui.

Selling, General and Administrative Expenses

Selling, general and administrative expenses for the year ended March 31, 2007 were ¥581.5 billion, an increase of ¥31.4 billion, from ¥550.1 billion for the year ended March 31, 2006.

•

Personnel expenses increased by ¥11.7 billion from the year ended March 31, 2006 primarily as a result of expanded operations of subsidiaries in the automotive related businesses and the information and telecommunication businesses.

•

Selling, general and administrative expenses other than personnel and communication and information expenses increased by ¥15.0 billion from the year ended March 31, 2006, reflecting the expanding operations of subsidiaries particularly in the automotive-related businesses and the information and telecommunication businesses. Also there was an increase at Mitsui.

Provision for Doubtful Receivables

Provision for doubtful receivables for the year ended March 31, 2007 was ¥13.3 billion, an increase of ¥13.3 billion, from ¥0 billion for the year ended March 31, 2006. Major factors were a new provision for an overseas oil exploration company; an increase in provision at P.T. Bussan Auto Finance (Indonesia), a retail finance company for motorcycles, reflecting expanding operations; and an increase in provision at Fertilizantes Mitsui S.A. Industria e comercio (Brazil).

Interest Expense, Net of Interest Income

Interest expense, net of interest income for the year ended March 31, 2007 was ¥41.8 billion, an increase of ¥20.7 billion from ¥21.1 billion for the year ended March 31, 2006. Due to cumulative interest bearing debt used to fund investments and the rising U.S. dollar interest rates, interest expense showed increases of ¥9.0 billion from investment in the Sakhalin II project and ¥8.3 billion at overseas subsidiaries, respectively. For further information on interest bearing debt as of March 31, 2007, see “3. Financial Conditions.”

The following table sets forth the periodic average of 3 month Libor of Japanese Yen and U.S. Dollar for the years ended March 31, 2007 and 2006.

Periodic average of 3 month Libor (%p.a.)

	Year Ended March. 31,
	2007	2006
Japanese Yen	0.45	0.07
U.S. Dollar	5.35	4.12

Dividend Income

Dividend income for the year ended March 31, 2007 was ¥50.1 billion, an increase of ¥19.4 billion from ¥30.7 billion for the year ended March 31, 2006.

Dividends from LNG projects in Abu Dhabi, Qatar and Oman were ¥26.6 billion, a significant increase of ¥13.2 billion over the year ended March 31, 2006.

Gain on Sales of Securities

Gain on sales of securities for the year ended March 31, 2007 was ¥58.8 billion, an increase of ¥21.0 billion from ¥37.8 billion for the year ended March 31, 2006. In the year ended March 31, 2007 the Group enhanced scrutiny on the assets held by operating segments to accelerate recycling, and consequently the Group recorded gains on the sales of shares in Toho Titanium Co., Ltd. (Japan) and shares in listed companies. In the year ended March 31, 2006, the Group recorded a gain from the exchange of shares of Seven & i Holdings Co., Ltd, one of Japan’s leading diversified retailers, and gains on the sales of shares in Metro PCS in the United States and P.T. Excelcomindo Pratama, Tbk. in Indonesia, both mobile communication related companies.

Loss on Write-Down of Securities

The loss on write-down of securities for the year ended March 31, 2007 was ¥11.7 billion, an increase of ¥1.1 billion from ¥10.6 billion for the year ended March 31, 2006. Loss on the write-down of securities of listed companies for the year ended March 31, 2007 totaled ¥3.0 billion, an increase of ¥1.2 billion from the year ended March 31, 2006. Loss on write-down of securities for both periods consisted of individually small amount of losses.

Gain on Disposal or Sales of Property and Equipment—Net

Gain on disposal or sales of property and equipment—net for the year ended December 31, 2007 was ¥5.6 billion, a decrease of ¥0.4 billion from ¥6.0 billion for the year ended March 31, 2006. Major gains on disposal or sales of property and equipment-net resulted from those of warehouses and land at Tri-Net Logistics Management, Inc. and Nutriscience Technologies, Inc. in the Americas Segment for the year ended March 31, 2007, while gain on disposal or sales of property and equipment—net for the year ended March 31, 2006 consisted mainly of gains on sales of company-owned properties and corporate residences.

Impairment Loss of Long-Lived Assets

Impairment loss of long-lived assets for the year ended March 31, 2007 was ¥19.7 billion, a decrease of ¥4.6 billion from ¥24.3 billion for the year ended March 31, 2006. The main components of losses for the year ended March 31, 2007 was impairment losses on intangible assets of Mitsui Norin Co., Ltd. (Japan) due to deterioration of operating environment. In comparison, the main elements for the year ended March 31, 2006 included impairment losses on land and facilities of MITSUI FOODS, CO., LTD (Japan) which became idle as a result of reorganization of distribution bases, and land owned by the Group for lease and development.

Impairment Loss of Goodwill

For the year ended March 31, 2007, Mitsui Norin Co., Ltd. (Japan) reported a ¥16.5 billion impairment loss on goodwill.

Compensation and Other Charges Related to the DPF Incident

For the year ended March 31, 2007, Mitsui recorded a ¥3.9 billion gain by liquidating accounts payables which was set up based on estimated cost for compensation and other charges following completion DPF redemption. For the year ended March 31, 2006, Mitsui recorded ¥9.0 billion charges as additional user response costs.

Other Expense—Net

Other expense—net for the year ended March 31, 2007 was ¥7.5 billion, a decline of ¥8.1 billion, from ¥0.6 billion income for the year ended March 31, 2006 due mainly to estimated restructuring costs at Mitsui Bussan House-Techno, Inc. (Japan) including those for future maintenance services due to its decision to withdraw from construction and marketing of home units. Other expense-net for the year ended March 31, 2006 consisted of miscellaneous small items.

Minority Interests in Earnings of Subsidiaries

Minority interests in earnings of subsidiaries for the year ended March 31, 2007 was ¥26.0 billion, an increase of ¥4.5 billion from ¥21.5 billion for the year ended March 31, 2006. Subsidiaries engaged in mineral resources business such as Japan Collahuasi Resources(*), which have minority interests recorded increases in net income from continuing operation before tax, which was mostly offset by minority interest in loss of Mitsui Norin Co., Ltd. that recorded loss from continuing operations before tax reflecting significant impairment losses as mentioned above.

(*)	Responsible for investment in a copper mine associated company Compania Minera Dona Ines de Collahuasi SCM (Chile).

Equity in Earnings of Associated Companies—Net

Equity in earnings of associated companies—net (after income tax effect) for the year ended March 31, 2007 was ¥153.1 billion, a significant increase of ¥58.8 billion from ¥94.3 billion for the year ended March 31, 2006. This was mainly attributable to the strong performance of mineral resources and energy related associated companies due to significant inflation of higher prices of iron ore, copper and crude oil. These companies included Compania Minera Dona Ines de Collahuasi SCM (Chile), a copper mining joint venture, Valepar S.A. (Brazil), a controlling shareholder of mineral resources company Companhia Vale do Rio Doce in Brazil, Mitsui Oil Exploration Co., Ltd. (Japan), a production company of gas and crude oil mainly in offshore Thailand and Japan Australia LNG (MIMI) Pty. Ltd. (Australia), an LNG and oil development associated company. IPM Eagle LLP (United Kingdom), an overseas independent power producer, recorded an increase due to expansion of its power producing operations in the United Kingdom. Furthermore, other associated companies including those of the Lifestyle, Consumer Service, Information, Electronics and Telecommunication Segment, recorded increases as well.

Income from Discontinued Operations—Net

Income from discontinued operations—net (after income tax effect) for the year ended March 31, 2007 was a ¥3.3 billion income, an improvement of ¥16.9 billion from a ¥13.6 billion loss for the year ended March 31, 2006. The primary component of discontinued operations for the year ended March 31, 2007 was Mitalco, Inc. (United States), an aluminum smelting subsidiary, which sold its stake in aluminum smelters and recorded a gain of ¥3.1 billion from the transactions, while it recorded a ¥14.5 billion loss for the year ended March 31, 2006.

(2) Operating Results by Operating Segment

Iron & Steel Products Segment

Gross profit for the year ended March 31, 2007 was ¥57.8 billion, an increase of ¥3.4 billion from ¥54.4 billion for the year ended March 31, 2006. The overall firm steel products market conditions continued, reflecting tightened global supply-demand balance and steady domestic economy. High-end products such as steel sheets and plates for automobiles and shipbuilding, steel tubular products and line pipes for oil and gas development especially contributed to high level of gross profit. Furthermore, rising stainless steel products prices and strong performance at Regency Steel Asia Pte Ltd. (Singapore) contributed to the increase in gross profit.

Operating income for the year ended March 31, 2007 was ¥ 25.6 billion, a decrease of ¥0.9 billion from ¥26.5 billion for the year ended March 31, 2006. Higher selling, general and administrative expenses and provision for doubtful receivables outweighed the above-mentioned increase in gross profit.

Equity in earnings of associated companies for the year ended March 31, 2007 was ¥3.1 billion, an increase of ¥0.2 billion from ¥2.9 billion for the year ended March 31, 2006. Net income for the year ended March 31, 2007 was ¥20.6 billion, a ¥1.2 billion increase from ¥19.4 billion for the year ended March 31, 2006. Gains on sales of shares in listed companies and dividend income from an overseas steel manufacturer contributed to increases in net income, offsetting the decreases in operating income.

Iron & Steel Raw Materials and Non-Ferrous Metals Segment

Gross profit for the year ended March 31, 2007 was ¥122.3 billion, an increase of ¥11.5 billion from ¥110.8 billion for the year ended March 31, 2006 as a result of the following:

•      Reflecting tight supply and demand balance in Asia, especially in China, iron ore prices for the year ending March 31, 2007 rose by 19 % from the year ended March 31, 2006 resulting in increases in gross profit at Mitsui Iron Ore Development Pty. Ltd. (Australia) and Mitsui Itochu Iron Pty. Ltd.(Australia) by ¥13.7 billion and ¥3.6 billion, respectively.

•      The price for representative Australian metallurgical coal for the year ending March 31, 2007 decreased by approximately 10%. In addition, pressure from surging material and fuel cost resulted in a ¥11.0 billion decline in gross profit at Mitsui Coal Holdings Pty. Ltd. (Australia) from the year ended March 31, 2006.

Operating income for the year ended March 31, 2007 was ¥ 98.7 billion, an increase of ¥11.5 billion from ¥87.2 billion for the year ended March 31, 2006.

Equity in earnings of associated companies for the year ended March 31, 2007 was ¥60.4 billion, a significant increase of ¥31.7 billion from ¥28.7 billion for the year ended March 31, 2006. Major factors were as follows:

•

Supported by higher market prices of their mining products, Valepar S.A. (Brazil) recorded a ¥10.4 billion increase, including a ¥5.6 billion gain on issuance of stock by Companhia Vale do Rio Doce in exchange for Caemi Mineraçã o e Metalurgia S.A stock.

•	Robe River Mining Company Pty. Ltd. (Australia), an iron ore mining company, recorded an increase of ¥3.3 billion.

•

Compania Minera Dona Ines de Collahuasi SCM (Chile) recorded an increase of ¥15.5 billion from the year ended March 31, 2006, due to the rise in copper price as well as a tax effect on its retained earnings for the additional Chilean tax charged to dividend recipients for the year ended March 31, 2006.

LME copper price for April 2006 to March 2007 was US$6,984 per ton on average, a significant increase from US$4,099 per ton for the year ended March 31, 2006.

Net income for the year ended March 31, 2007 was ¥103.8 billion, a ¥49.1 billion increase from ¥54.7 billion for the year ended March 31, 2006. In addition to improvement in operating income and equity in earnings of associated companies, there were following components:

•	This segment recorded a ¥14.2 billion gain on the sale of shares in Toho Titanium Co., Ltd. (Japan) for the year ended March 31, 2007.

•

For the year ended March 31, 2006, an aluminum smelting subsidiary Mitalco Inc. (United States) recorded an ¥11.8 billion impairment loss on plant facilities and a ¥10.5 billion other expenses including impairment on goodwill, however, it recorded a gain on the sale of stake in aluminum smelters for the year ended March 31, 2007.

For further information on assumed iron ore and coal prices in the forecast of consolidated net income for the year ending March 31, 2008, see “II. Management policies.”

Machinery & Infrastructure Projects Segment

Gross profit for the year ended March 31, 2007 was ¥108.0 billion, an increase of ¥17.4 billion from ¥90.6 billion for the year ended March 31, 2006.

•

In machinery business fields, gross profit improved primarily attributable to a motorcycle retail finance company P.T. Bussan Auto Finance (Indonesia) and automotive-related subsidiaries in Americas and Europe and overseas construction machinery subsidiaries, as well as ocean vessels and marine project businesses.

•

In infrastructure projects business fields, gross profit slightly increased due to expanding operations of rolling stock leasing subsidiaries in Europe and Americas, while there were decreases in executed and completed amounts of various overseas construction projects including power plant projects.

Operating income for the year ended March 31, 2007 was ¥ 20.9 billion, a decrease of ¥0.8 billion from ¥21.7 billion for the year ended March 31, 2006. The decrease is primarily attributable to the decrease in gross profit related to overseas plant project businesses and a new provision for doubtful receivables for an overseas customer. Operating income of subsidiaries in machinery business and rolling stock leasing subsidiaries improved in general although the growth in gross profit was partly offset by the increases in selling, general and administrative expenses and provision for doubtful receivables especially to automotive related customers.

Equity in earnings of associated companies for the year ended March 31, 2007 was ¥21.4 billion, an increase of ¥6.8 billion from ¥14.6 billion for the year ended March 31, 2006. Equity in earnings of the overseas power producing businesses recorded an increase of ¥3.9 billion, from the year ended March 31, 2006, which were mainly attributable to a strong performance by IPM Eagle LLP (United Kingdom) including contribution from the Saltend Power Plant acquired in the third quarter of the year ended March 31, 2006 and P.T. Paiton Energy (Indonesia). In addition, a newly acquired gas distribution business in Brazil contributed, and overseas associated companies engaged in automotive related business and construction machinery business performed strongly as well.

Net income for the year ended March 31, 2007 was ¥33.6 billion, an increase of ¥3.0 billion from ¥30.6 billion for the year ended March 31, 2006, principally due to the increase in equity in earnings, which was partly offset by increased interest expenses.

Chemical Segment

For the year ended March 31, 2007, gross profit was ¥103.1 billion, an increase of ¥5.3 billion from ¥97.8 billion for the year ended March 31, 2006. The principal developments in this segment were as follows:

•

In basic petrochemicals fields ranging from basic materials to mid-stream intermediate products, gross profit slightly decreased in aggregate. The group experienced decline in profit from olefin under tight supply-demand balance due to significant inflation in material cost; and ammonia due to reduced trading volume while profit from methanol, styrene and paraxylene businesses increased supported by tight market conditions.

•

Liquid crystal related module business continued to be robust and so was plastics including IT related parts and components; and inorganic mineral and raw materials such as salt, titanium oxide and sulfur, reflecting strong demand of those materials especially in Asia.

•

Gross profit increased by ¥4.0 billion at Novus International, Inc. (United States), a feed additive manufacturing subsidiary, whose profit margin has recovered due to improvement in market price as well as reduced pressure from raw materials prices coupled by reversal effects of the losses associated with the hurricane Katrina which hit the United States during the year ended March 31, 2006.

Operating income for the year ended March 31, 2007 was ¥35.3 billion, an increase of ¥1.3 billion from ¥34.0 billion for the year ended March 31, 2006. The improvement in gross profit was partly offset by increase in selling, general and administration expenses; and provision for doubtful receivables including that of Fertilizantes Mitsui S.A. Industria e comercio (Brazil).

Equity in earnings of associated companies for the year ended March 31, 2007 was ¥4.9 billion, an increase of ¥1.7 billion from ¥3.2 billion for the year ended March 31, 2006, mainly due to the contribution of International Methanol Company (Saudi Arabia), a methanol manufacturer, supported by favorable market environment.

Net income for the year ended March 31, 2007 was ¥19.3 billion, an increase of ¥7.2 billion from ¥12.1 billion for the year ended March 31, 2006. In addition to the increases in operating income and equity in earnings of associated companies, Mitsui recorded a ¥3.9 billion gain by liquidating accounts payables which had been set up based on estimated cost for compensation and other charges related to the DPF incident during past years as a result of completion of redemption of the relevant DPFs. It recorded a ¥9.0 billion user response charge for the year ended March 31, 2006.

Energy Segment

The crude oil market remained volatile with the Japan Crude Cocktail (JCC) recording the high of US$72 per barrel in September 2006, and then dropping back to US$55 per barrel in February 2007.

Average JCC prices, which have been reflected in revenues of the Mitsui’s oil and gas producing subsidiaries and associated companies, rose to US$64 per barrel in average for the year ended March 31, 2007 from US$50 per barrel for the year ended March 31, 2006.

Gross profit for the year ended March 31, 2007 was ¥112.6 billion, an increase of ¥27.9 billion from ¥84.7 billion for the year ended March 31, 2006 primarily due to the following:

•

There were new contributions of ¥16.4 billion by Mitsui E&P Australia Pty Ltd (Australia) due to the start of oil production at Enfield oil field in July 2006(*) and ¥2.1 billion by MitEnergy Upstream LLC (United States) which acquired oil and gas interest in the Gulf of Mexico from Pogo Producing Company. Rising crude oil prices resulted in an increase in gross profit of overseas subsidiaries engaged in the development and production of oil and gas, including ¥5.3 billion increase at Mitsui E&P Middle East B.V. (Netherlands) operating in Oman.

•

As a result of Mitsui’s acquisition of additional voting share in Mitsui Oil Exploration Co., Ltd. (“MOECO”) during the 4th quarter of this fiscal year, MOECO, formerly an associated company, became a subsidiary with Mitsui’s 50.3% voting interest. There was a new contribution from MOECO by ¥15.1 billion.

•

Gross profit at Mitsui Oil (Asia) Pte. Ltd. (Singapore) declined by ¥10.1 billion due to naphtha trading losses. Total contribution of oil products trading in this segment, with the exception of Mitsui Oil (Asia) Pte. Ltd., for the year ended March 31, 2007 was almost at the same level as the year ended March 31, 2006.

•

Mitsui Oil Co., Ltd. (Japan), a domestic petroleum products wholesale and retail subsidiary, recorded an increase of ¥3.0 billion due to its success in raising the sales prices of the products and subsequent decline in costs reflecting the fall in crude oil prices after summer in 2006. On the other hand, Mitsui Liquefied Gas Co., Ltd. (Japan) recorded decreases in gross profit of ¥2.2 billion affected by reduced margin of its products.

(*)	There is a 3 month time lag between the operating results of MEPAU with its fiscal year end in December and its reflection into our consolidated operating results. Namely, MEPAU’s ¥16.4billion gross profit represents the performance for six months.

Operating income for the year ended March 31, 2007 was ¥ 73.9 billion, an increase of ¥21.9 billion from ¥52.0 billion for the year ended March 31, 2006. The increase in gross profit was partly offset by a provision for doubtful receivables for an overseas oil exploration company.

Reflecting higher crude oil prices, equity in earnings of associated companies for the year ended March 31, 2007 was ¥44.3 billion, an increase of ¥10.5 billion from ¥33.8 billion for the year ended March 31, 2006. The increase was mainly attributable to MOECO (although it was classified as an associated company for nine months up to the 3rd quarter of this fiscal year) and Japan Australia LNG (MIMI) Pty. Ltd. (Australia), which is involved in natural gas, crude oil and condensate exploration, development and marketing in Western Australia.

Net income for the year ended March 31, 2007 was ¥70.2 billion, a significant increase of ¥29.3 billion from ¥40.9 billion for the year ended March 31, 2006. Other than the increases in operating income and equity in earnings, there were following factors:

•

Interest expenses related to the Sakhalin II project increased by ¥9.0 billion as a result of an increase in interest bearing debt which was used to fund the increasing investments in Sakhalin Energy Investment Company Ltd. (Bermuda) and an increase in the U.S. dollar interest rates.

•	Dividends from LNG projects in Abu Dhabi, Qatar and Oman were ¥26.6 billion, an increase of ¥13.2 billion over the year ended March 31, 2006.

•

This segment significantly increased repatriation of undistributed earnings from overseas subsidiaries and associated companies for the year ended March 31, 2006. The increased dividends received from those overseas entities resulted in a significant increase in Japanese income tax expenses at this segment for the year ended March 31, 2006.

For information on assumed crude oil prices in the forecast of consolidated net income for the year ending March 31, 2008, see “II. Management policies” where information on development of Sakhalin II project is also provided.

Foods & Retail Segment

Gross profit for the year ended March 31, 2007 was ¥81.3 billion, an increase of ¥1.4 billion from ¥79.9 billion for the year ended March 31, 2006. The major factors were as follows:

•	Gross profit of MITSUI FOODS CO., LTD. (Japan) decreased by ¥1.1 billion, primarily reflecting the termination of business relations with The Daiei, Inc, a Japanese national retailer.

•	Gross profit of Mitsui Norin Co., Ltd. (Japan) decreased by ¥2.9 billion due to poor performance in beverage and beverage materials businesses and divestiture of non-core businesses.

•	There was a full year contribution from Hokushuren Company Limited (Japan) which was acquired in the 2nd quarter of the year ended March 31, 2006.

Operating income for the year ended March 31, 2007 was ¥10.9 billion, an increase of ¥1.7 billion from ¥9.2 billion for the year ended March 31, 2006. In addition to improvement in gross profit, there was a marginal reduction in selling, general and administrative expenses. Among others, a ¥3.2 billion reductions were reported by MITSUI FOODS CO., LTD. reflecting decreased personnel expenses and depreciation costs.

Equity in earnings of associated companies for the year ended March 31, 2007 was ¥3.8 billion, a ¥0.3 billion increase from ¥3.5 billion for the year ended March 31, 2006.

The segment recorded net loss of ¥12.3 billion for the year ended March 31, 2007, a ¥9.1 billion deterioration from ¥3.2 billion net loss for the year ended March 31, 2006. This decline was mainly attributable to the following reasons:

•

Mitsui Norin Co., Ltd. recorded impairment losses on intangible assets and goodwill of ¥12.1 billion and ¥16.5 billion, respectively; and moreover established valuation allowance for deferred tax assets. As a result, a ¥8.3 billion minority interests of loss was also recorded.

•

For the year ended March 31, 2006, this segment recorded a ¥4.2 billion gain from the exchange of shares of Ito-Yokado Co., Ltd. and Seven-Eleven Japan Co., Ltd., for newly issued shares of Seven & i Holdings Co., Ltd., one of Japan’s leading diversified retailers.

For the year ended March 31, 2006, MITSUI FOODS CO., LTD recorded ¥6.0 billion impairment losses on land and distribution facilities which became idle as a result of reorganization of distribution bases. For the year ended March 31, 2007, it reported a further ¥2.2 billion impairment losses and a ¥1.4 billion other expenses incurred from its business reorganization. In addition Hokusyuren Company Limited reported the sum of ¥1.4 billion impairment losses on fixed assets and other expenses.

Lifestyle, Consumer Service, Information, Electronics and Telecommunication Segment

Gross profit for the year ended March 31, 2007 was ¥130.0 billion, an increase of ¥1.6 billion from ¥128.4 billion for the year ended March 31, 2006. In the lifestyle business fields, the brand apparel business showed disappointing results. On the other hand, in consumer service business fields, gross profit increased in overseas real estate businesses. In IT related business fields, gross profit slightly increased mainly due to expansion of outsourcing business at Toyo Officemation Inc. (Japan).

Operating income for the year ended March 31, 2007 was ¥20.3 billion, a decrease of ¥4.7 billion from ¥25.0 billion for the year ended March 31, 2006. The improvement in gross profit was outweighed by increases in selling, general and administrative expenses primarily related to IT related business operations.

Equity in earnings of associated companies for the year ended March 31, 2007 was ¥8.7 billion, an increase of ¥5.2 billion from ¥3.5 billion for the year ended March 31, 2006. A television shopping service company QVC JAPAN, INC. (Japan) continued good performance and a mobile phone sales company Brightstar Logistics Pty. (Australia) contributed to this improvement.

Net income for the year ended March 31, 2007 was ¥16.6 billion, a decrease of ¥0.9 billion from ¥17.5 billion for the year ended March 31, 2006. Major reasons other than the above-mentioned factors were as follows:

•

Mitsui Bussan House-Techno, Inc. (Japan), which discontinued housing business during the year ended March 31, 2007, recorded estimated costs of ¥5.3 billion to meet future requirement for product warranties and maintenance services. At the same time it recorded gain from liquidation of valuation allowance for deferred tax assets on its retained loss.

•

There was a reduction in gain on sales of shares. For the year ended March 31, 2006, there were gains on sales of shares in Metro PCS, KDDI CORPORATION and PT Excelcomindo Pratama amounting to ¥3.5 billion, ¥2.9 billion and ¥2.0 billion, respectively. For the year ended March 31, 2006, this segment recorded a ¥4.5 billion gain on the sale of shares of Telepark Corp.

•	For the year ended March 31, 2006, Mitsui received ¥2.0 billion dividend from an investment company related to gains on the sales of interests in telecommunication companies in Africa.

Logistics & Financial Markets Segment

For the year ended March 31, 2007, gross profit was ¥60.5 billion, an increase of ¥9.1 billion from ¥51.4 billion for the year ended March 31, 2006. Derivative commodities and other trading activities at Mitsui, Mitsui Bussan Commodities Ltd. (United Kingdom) and Mitsui & Co. Energy Risk Management Ltd. (United Kingdom) showed strong performance seizing opportunities for return under volatile market conditions. Furthermore there was a new contribution from a newly acquired domestic warehouse subsidiary for the year ended March 31, 2007.

Operating income for the year ended March 31, 2007 was ¥24.2 billion, an increase of ¥ 6.6 billion from ¥17.6 billion for the year ended March 31, 2006. The above-mentioned increase in gross profit was partly offset by increased selling, general and administrative expenses mainly at logistics related operations.

Equity in earnings of associated companies for the year ended March 31, 2007 was ¥2.0 billion, a ¥2.0 billion decrease from ¥4.0 billion for the year ended March 31, 2006. The equity in earnings consists of miscellaneous small amounts.

There was a loss on write-down of securities for the year ended March 31, 2007. As a result net income for the year ended March 31, 2007 was ¥14.6 billion, an increase of ¥1.2 billion from ¥13.4 billion. .

Americas Segment

Gross profit for the year ended March 31, 2007 was ¥64.7 billion, an increase of ¥3.1 billion from ¥61.6 billion for the year ended March 31, 2006. An oil products trading subsidiary Westport Petroleum, Inc. (United States) recorded an increase of ¥4.3 billion while Portac, Inc., a lumber and lumber products subsidiary, recorded a ¥1.1 billion decrease.

Operating income for the year ended March 31, 2007 was ¥21.3 billion, a decrease of ¥0.4 billion from ¥21.7 billion for the year ended March 31, 2006, reflecting increased selling, general and administrative expenses including higher trader bonuses at Westport Petroleum, Inc. and increase in provision for doubtful receivables.

Equity in earnings of associated companies for the year ended March 31, 2007 was ¥3.8 billion, a ¥1.7 billion increase from ¥2.1 billion for the year ended March 31, 2006.

Net income for the year ended March 31, 2007 was ¥16.9 billion, an increase of ¥4.2 billion from ¥12.7 billion for the year ended March 31, 2006. The major factors other than above are as below:

•	For the year ended March 31, 2007, there was a ¥3.7 billion gain on sales of warehouse and lands by Tri-Net Logistics Management, Inc. and a chemical subsidiary Nutriscience Technologies, Inc.

•	Interest expenses increased by ¥4.8 billion at Mitsui & Co. (U.S.A.), Inc. and its subsidiaries resulting from a rise in U.S. dollar interest rates.

•

Mitsui & Co. (U.S.A.), Inc. had a minority interest in Mitalco Inc. and shared the net losses of the subsidiary for the year ended March 31, 2006 with the Iron & Steel Raw Materials and Non-Ferrous Metals Segment.

Europe Segment

Gross profit for the year ended March 31, 2007 was ¥23.3 billion, an increase of ¥0.8 billion from ¥22.5 billion for the year ended March 31, 2006, reflecting good performance of organic chemicals businesses. Operating income for the year ended March 31, 2007 was ¥3.1 billion, a ¥1.2 billion decrease from ¥4.3 billion for the year ended March 31, 2006, reflecting an increase mainly in personnel expenses.

Net income for the year ended March 31, 2007 was ¥3.9 billion, a decrease of ¥0.3 billion from ¥4.2 billion for the year ended March 31, 2006.

Asia Segment

Gross profit for the year ended March 31, 2007 was ¥27.6 billion, an increase of ¥0.2 billion from ¥27.4 billion for the year ended March 31, 2006. Organic chemicals transactions showed strong performance.

Operating income for the year ended March 31, 2007 was ¥9.6 billion, a decrease of ¥1.1 billion from ¥10.7 billion for the year ended March 31, 2006, reflecting an increase mainly in personnel expenses.

Net income for the year ended March 31, 2007 was ¥7.9 billion, a decrease of ¥1.4 billion from ¥9.3 billion for the year ended March 31, 2006.

Other Overseas Segment

Net income for the year ended March 31, 2007 was ¥14.4 billion, an increase of ¥0.1 billion from ¥14.3 billion for the year ended March 31, 2006. The segment’s minority interest in Mitsui Iron Ore Development Pty. Ltd. (Australia) increased, while that in Mitsui Coal Holdings Pty. Ltd. (Australia) decreased. See the relevant discussion in the Iron & Steel Raw Materials and Non-Ferrous Metals Segment above.

3. Financial Conditions

(1) Assets, Liabilities and Shareholders’ Equity

Total assets as of March 31, 2007 were ¥9,813.3 billion, an increase of ¥ 1,239.7 billion from ¥8,573.6 billion as of March 31, 2006.

Current assets as of March 31, 2007 were ¥5,073.8 billion, an increase of ¥ 327.0 billion from ¥4,746.8 billion as of March 31, 2006, mainly attributable to increases in trade receivables primarily at the segments such as the Iron & Steel Raw Materials and Non-Ferrous Metals, the Machinery and Infrastructure Projects and the Iron & Steel Products, reflecting increased business transactions.

Total current liabilities as of March 31, 2007 were ¥3,810.2 billion, an increase of ¥299.3 billion from ¥3,510.9 billion as of March 31, 2006, primarily because of increases in:

•	trade payables corresponding to increases in the current assets; and

•	short-term debt by ¥118.0 billion at Mitsui and overseas financial subsidiaries.

As a result, working capital, or current assets minus current liabilities, as of March 31, 2007 was ¥1,263.6 billion, an increase of ¥27.7 billion from ¥1,235.9 billion as of March 31, 2006.

The sum of “total investments and non-current receivables,” “property and equipment—at cost,” and “other assets” as of March 31, 2007 totaled ¥4,739.5 billion, a ¥912.8 billion increase from ¥3,826.7 billion as of March 31, 2006, mainly due to the following factors:

•

Within total investments and non-current receivables, investments in and advances to associated companies as of March 31, 2007 was ¥1,587.6 billion, a ¥287.0 billion increase from ¥1,300.6 billion as of March 31, 2006. Major components were:

–	the Sakhalin II project for ¥10.0 billion (including effect from foreign exchange translation of ¥2.2 billion);

–	the acquisition of gas distribution operations in Brazil for ¥30.7 billion (including effect from foreign exchange translation of ¥3.3 billion);

–	the expenditure for an independent power producing business in Canada for ¥11.4 billion; and

–	the acquisition of shares in Asahi Tec Corporation (Japan) for ¥11.8 billion, Moshi Moshi Hotline for ¥10.5 billion, Inc.(Japan) and Toyo Engineering Corporation for ¥10.3 billion.

In addition to the above-mentioned increases, there were increases which do not involve cash out flow as following:

–	decrease of ¥93.1 billion as Mitsui Oil Exploration Co., Ltd. (“MOECO”), formerly an associated company, became a subsidiary and was consolidated line by line, while a ¥38.0 billion investments in associated companies held by MOECO was newly recorded;

–	increases in equity in earnings (before tax effect) of ¥104.6 billion (net of ¥108.0 billion dividends received from associated companies); and

–	a ¥49.1 billion net improvement in foreign exchange translation cumulative adjustments.

Other investments were ¥1,238.9 billion, a ¥303.2 billion increase from ¥935.7 billion as of March 31, 2006. This is because:

–	the principal expenditures were purchases of shares in Recruit Co., Ltd. for ¥27.0 billion and investment in partnership which owns Skylark Co., Ltd., a major restaurant chain in Japan, for ¥10.0 billion;

–	there were significant transactions that did not involve cash out flow. Shares in INPEX Holdings Inc. for ¥180.3 billion held by MOECO were recorded as a result of the acquisition of MOECO Shares in Toho Titanium Co., Ltd. for ¥40.5 billion were recorded, which was previously recorded as an associated company; and

–	there were no significant net movement in net sum of unrealized holding gains and losses on available-for-sale securities (excluding the effect from the above-mentioned INPEX Holdings Inc. and Toho Titanium Co., Ltd).

Property leased to others—at cost, less accumulated depreciation was ¥259.2 billion, a ¥40.6 billion increase from ¥218.6 billion as of March 31, 2006.

•	Property and equipment—at cost as of March 31, 2007 was ¥988.3 billion, an increase of ¥242.1 billion from ¥746.2 billion as of March 31, 2006. Major components were as the following:

–	the newly acquired oil and gas project in the offshore Gulf of Mexico for ¥55.6 billion (including effect from foreign exchange translation of ¥0.2 billion);

–	the oil and gas projects of Enfield and Vincent oil filed in Australia, Tui oil field in New Zealand and oil and gas project in Oman in total for ¥42.0 billion (including effect from foreign exchange translation of ¥3.0 billion);

–	the iron ore and coal mining projects in Australia for ¥66.5 billion (including effect from foreign exchange translation of ¥20.1 billion); and

–	the Onslow salt field in Australia for ¥11.1 billion (including effect from foreign exchange translation of ¥0.6 billion).

In addition, a property and equipment valued at ¥62 billion at MOECO was newly recorded as of March 31, 2007.

For more information on development of the investment plan under Mitsui’s “Medium Term Management Outlook”, see “II Management Policies.”

Long-term debt, less current maturities as of March 31, 2007 was ¥2,887.5 billion, an increase of ¥228.8 billion from ¥2,658.7 billion as of March 31, 2006 mainly due to an increase in borrowings from financial institutions associated with funding for various investments at Mitsui, Mitsui & Co., (U.S.A.), Inc. and subsidiaries which are engaged in the ocean vessels businesses and leasing businesses (mainly real estate leasing subsidiaries).

Shareholders’ equity as of March 31, 2007 was ¥2,110.3 billion, an increase of ¥432.4 billion from ¥1,677.9 billion as of March 31, 2006, primarily due to ¥54.8 billion increase in common stock and capital surplus due to conversion of bonds, the increase in retained earnings by ¥248.1 billion, net improvement in foreign currency translation adjustments by ¥73.9 billion due to stronger Australian dollar, U.S. dollar and Euro against Japanese Yen, and net improvement in unrealized holding gains on available for securities ¥42.8 billion.

As a result, shareholders’ equity to total assets ratio as of March 31, 2007 was 21.5%, a 1.9 percentage point improvement from 19.6 % as of March 31, 2006. ROE for the year ended March 31, 2007 was 15.9%. Net interest bearing debt, or interest bearing debt minus cash and cash equivalents and time deposits as of March 31, 2007 was ¥3,098.4 billion, an increase of ¥267.8 billion from ¥2,830.6 billion as of March 31, 2006. Net debt-to-equity ratio as of March 31, 2007 was 1.47 times, an improvement by 0.22 point from 1.69 times as of March 31, 2006.

Net Debt-to-Equity Ratio

The Group refers to “Net Debt-to-Equity Ratio” (“Net DER”) in this flash report. Net DER is comprised of “net interest bearing debt” divided by shareholders’ equity.

“Net interest bearing debt” is defined as adjusted interest bearing debt described as below less cash and cash equivalents and time deposits. The Group’s interest bearing debt primarily consists of long term debt, less current maturities, which are not readily repayable. In order to flexibly meet capital requirements and to prepare for future debt-service requirements in case of unforeseen deteriorations in financial markets, currently the Group holds a relatively high level of cash and cash equivalents reflecting the current financial market conditions and future capital requirements.

Under this policy, Net DER is a useful internal measure for the Group’s management to review the balance between:

•	the Group’s capacity to meet debt repayments; and

•	leverage to improve return on equity in the Group’s capital structure.

To calculate the Group’s adjusted interest bearing debt, the following are the eliminating factors:

•	capital lease obligations and others; and

•	SFAS No. 133 fair value adjustment.

The Group eliminates of SFAS No. 133 fair value adjustment because Japanese investors usually evaluate Net DER of other general trading companies in this manner.

This measure does not recognize the fact that cash and cash equivalents and time deposits may not be available completely for debt repayments, but cash and cash equivalents and time deposits may be required for operational needs including certain contractual obligations or capital expenditure.

“Net interest bearing debt” and “Net DER” are presented in the table below.

	End of March (Billions of Yen)
	2007	2006
Short-term debt	¥658.7	¥540.8
Long-term debt	3,259.4	3,011.9
Less eliminating factors included in long-term debt:
Capital lease obligations and others	(24.9)	(25.7)
Less SFAS No. 133 fair value adjustment	11.8	37.7

Adjusted interest bearing debt	3,905.0	3,564.7
Less cash and cash equivalents and time deposits	(806.6)	(734.1)

Net interest bearing debt	¥3,098.4	¥2,830.6

Shareholders’ equity	¥2,110.3	¥1,677.9

Net DER (times)	1.47	1.69

(2) Cash Flows

Net cash provided by operating activities for the year ended March 31, 2007 was ¥239.3 billion, an increase of ¥92.9 billion from ¥146.4 billion for the year ended March 31, 2006. While operating income grew steadily, the Group recorded increase in trade receivables and inventories for the year ended March 31, 2007.

Net cash used in investing activities for the year ended March 31, 2007 was ¥418.0 billion, a ¥70.7 billion increase from ¥347.3 billion for the year ended March 31, 2006.

•

The outflow of cash that corresponded to investments in and advances to associated companies (net of sales of investments in and collection of advances to associated companies) were ¥188.1 billion. Major transactions were:

–	the Sakhalin II project for ¥107.8 billion (*);

–	the investment in an independent power producing business in Canada for ¥11.4 billion;

–	the acquisition of shares in Asahi Tec Corporation (Japan) for ¥11.8 billion, Moshi Moshi Hotline for ¥10.5 billion, Inc.(Japan) and Toyo Engineering Corporation for ¥10.3 billion; and

–	the acquisition of gas distribution operations in Brazil for ¥10.3 billion (including effect from foreign exchange translation of ¥3.3 billion).

On the other hand, Mitsui obtained ¥16.5 billion through the sale of shares in Toho Titanium Co., Ltd.

•	The net outflow of cash that corresponded to other investments (net of sales of other investments) were ¥20.7 billion. Major transactions were:

–	shares in Recruit Co., Ltd. for ¥27.0 billion and investment in partnership which owns Skylark Co., Ltd., restaurant chains in Japan, for ¥ 10.0 billion.;

–	acquisition of gas distribution operations in Brazil as subsidiary for ¥17.2 billion (*); and

–	Onslow salt field in Australia for ¥7.2 billion (*)

Mitsui obtained cash through the sales of shares in various listed companies including Telepark Corp. (Japan).

•	The net outflow of cash that corresponded to property leased to others and property and equipment (net of sales of those assets) were ¥274.6 billion. Major transactions were:

–	the newly acquired oil and gas project in the offshore Gulf of Mexico for ¥53.8 billion(*);

–	iron ore and coal mining projects in Australia for ¥57.8 billion (*);

–	the oil and gas projects of Enfield and Vincent oil filed in Australia, Tui oil field in New Zealand and oil and gas project in Oman in total for ¥36.8 billion (*); and

–	the net increase in rolling stock leased to others for ¥52.3 billion.

Free cash flow, or sum of net cash provided by operating activities and net cash provided by investing activities, for the year ended March 31, 2007 was net outflow of ¥178.7 billion, a ¥22.2 billion decrease in net outflow from ¥200.9 billion outflow for the year ended March 31, 2006.

During the year ended March 31, 2007, net cash inflow by short-term debt and long-term debt were ¥70.8 billion and ¥239.1 billion, respectively. Thus, net cash provided by financing activities was ¥272.3 billion after the payments of cash dividends by ¥53.4 billion and for the acquisition of treasury stock.

As a result, cash and cash equivalents as of March 31, 2007 were ¥800.0 billion, a ¥102.9 billion increase from ¥697.1 billion as of March 31, 2006.

(*)	Cash flows in foreign currencies were translated into yen using the average foreign exchange rates during the accounting period, and therefore differ from the amounts appearing in “Assets, Liabilities and Shareholders’ Equity” as above, which were translated by the current rate as of end of accounting period.

Outlook of Annual Net Income for the Year Ending March 31, 2008

See “Management Policies.”

II. Management Policies

1. Management strategy and progress report

1) Medium-Term Management Outlook

We have finalized our Medium-term Management Outlook, announced in May 2006, based on a company-wide consideration of business models that we should seek to develop over the next three to five years. The key elements of the approach outlined in this plan are:

•	Building a business portfolio that meets the needs of our stakeholders, including shareholders, customers and society

•	Leveraging business engineering capabilities across Mitsui and its subsidiaries (“the Group”) and optimizing resource allocation

•

Prioritizing the development of human resources. In this respect we intend to build on our existing values of challenge and opportunity and freedom and open-mindedness with additional emphasis on fairness, humbleness and compliance. We intend to form and foster a diverse pool of capable personnel

(1) Corporate vision three to five years ahead – quantitative summary; and business plan for the year ending March 2007

Looking ahead three to five years, risks in the operating environment include political, economic and environmental factors. Notwithstanding these risks, we believe that the currently favorable operating environment—with simultaneous growth in different regions of the world, and strong upstream markets for mineral resources, energy and materials—is likely to continue. Based on this assumption, we envisage achieving the parameters over the next three to five years as illustrated in the chart hereinbelow.

(2) Four key strategies of the Medium-term Management Outlook

(a) Development of Strategic Business Portfolio

i) Business strategy for achieving corporate vision three to five years ahead

We have developed key policies based on dividing up the Group’s business into four areas, as outlined below.

Mineral Resources & Energy

(1)    Complete the development of large-scale projects such as Sakhalin II and the

Enfield Oil Field. Expand existing projects such as the LNG project in Western

Australia and iron ore and coal production in Australia

(2)    Ensure the liquidity of our equity production interests and carry out recycling

(3)    Invest selectively in emerging regions and new business domains

Global Marketing Networks	(1) Actively invest in our operating base with the objective of strengthening our various logistics and IT capabilities and focus allocation of human resources to growth fields
(particularly steel products, machinery and chemical products)	(2) Strengthen partnerships with quality customers and evolve our SCM capabilities (3) Strengthen initiatives in growth region Asia and the automotive, IT and energy business fields

Consumer Services

(1)    Pursue initiatives in media and information, healthcare and medical, and senior living industries

(2)    Develop new consumer-oriented businesses and strengthen related marketing and logistics business

Infrastructure	(1) Develop business portfolio positioning power generation, water supply, energy and transportation as strategic industrial fields (2) Pursue synergies with other business areas

ii)	Developing business portfolio for achieving corporate vision; Focused allocation of management resources (financial and human)

Under the coordination of the Portfolio Management Committee that we established in April 2006, we will continue to refine our investment evaluation criteria, and seek to recycle existing investments, by reviewing their viability and taking into account the need to generate cash flow for new investments. Furthermore, accompanying a review of our business portfolio, we will allocate and shift human resources from a group-wide perspective in a more dynamic fashion.

Through this company-wide portfolio strategy, we expect to make new investments totaling ¥800 billion in the first two years of the Medium-term Management Outlook, and divest assets totaling ¥100-200 billion.

(b)	Evolution of business models leveraging business engineering capabilities

We will focus on consumer-oriented services in Japan that show high potential for growth. We will pursue business development in new fields, such as the development of environment businesses such as emission rights trading, recycling, and new energy businesses such as biomass ethanol. We will seek to leverage across the Group our strengths in logistics, finance and IT, and actively promote joint operations among business units.

(c)	Implementation of global strategies

We will strengthen our strategy for the Asian market. We will also develop a broad, cross-border product strategy based on the regional headquarters we have created for the Americas, Europe and Asia. We will employ and foster the development of a diverse group of personnel at overseas trading and other subsidiaries and associated companies around the world.

(d)	Reinforcing the management framework to support growth

Under our revised corporate staff organization we are pursuing an efficient risk management approach.

We are strengthening our corporate governance system and internal controls framework, such as by increasing external directors and external corporate auditors, and working to ensure compliance with Section 404 of the U.S. Sarbanes-Oxley Act (“SOX-404”).

We are developing as a business that meets the needs of customers and society, while engaging in CSR-oriented management worthy of Mitsui, such as through engaging in environmental issues and contributing to society.

(2) Progress on Medium-Term Management Outlook and Business Plan for the Year ended March 31, 2007

1) Progress on key initiatives

(a) Development of Strategic Business Portfolio

i) Progress on investment plans and key policies in each business area

In the year ended March 31, 2007, we made progress in each of the four business areas presented in our Medium-term Management Outlook. During the period we made investments of approximately ¥460 billion, which is equivalent to 57.5 % of our target ¥800 billion over the two years ending March 31, 2008.

•

In the Mineral Resources & Energy business area, we continued to make progress on large-scale projects already under development, along with carefully selected new investment projects, and furthermore actively engaged in the asset recycling in order to maintain an optimal business portfolio. The Enfield oil and gas development in Australia, a project that we joined in May 2004, began production in July 2006. We made an additional investment after the start of production in order to boost output capacity to cope with water breakthrough which occurred during 2006. Our total investment in the Sakhalin II project as of the end of March 2007 was ¥415.5 billion, an increase of ¥110.0 billion from the end of March 2006. (Including the impact of exchange rate changes.) For an update on the progress of the Sakhalin II project please also see “Key Issues”. During the year we invested ¥53.8 billion to acquire oil and gas interests in the offshore Gulf of Mexico, through an agreement with Pogo Producing Company. We also increased our shareholding in Mitsui Oil Exploration Co., Ltd. (MOECO), obtaining 50.3% of the voting rights, thereby changing its status from associated company to subsidiary. In mineral resources, we invested a total of ¥57.8 billion in Australian iron ore and coal mining business, as part of our plan to increase production capacity. In the scrap metal business, we reached agreement during the year to acquire shares with voting rights of 19.9% in Australian company Sims Group, for implementation in April 2007. At the same time, in April 2007, Mitsui sold its entire stake in Sesa Goa Ltd. (India) for US$ 981 million, after deliberate consideration on the Group’s worldwide iron ore business portfolio.

•

In the Global Marketing Networks business area, incorporating businesses such as metal products, automobiles and chemicals, we took further steps to strengthen our multi-functional global operating network in raw materials procurement and product sales, acquiring key businesses to support our goal of creating new value. In February 2007 we reached an agreement with the management of a major U.S. steel processing service center, Steel Technologies, Inc. to acquire its business[1]. In September 2006, we launched an initiative in the automobile parts business, acquiring newly issued shares in automobile parts manufacturer Asahi Tec Corporation. Prior to that, in response to rising demand for salt for use as a raw material in the chlor-alkali industry, we invested ¥7.2 billion to acquire the Onslow salt field in Australia in June 2006. In this business area, we are also putting special focus on the strategic domains of automobiles, household appliances, IT and energy, seeking to strengthen our relationships with manufacturers and customers, primarily in the growth region of Asia. At each level of the logistics process, from raw materials procurement through to the sale of end products, we seek to add value to the supply chain in ways that reflect changes to markets and technology. In each business unit, we are prioritizing the allocation of human resources and capital to the most promising operations, while optimizing our overall capabilities through integrating or re-engineering our business portfolio.

[1]	The acquisition price is $530 million, and the acquisition itself is subject to final approval at an extraordinary meeting of shareholders of Steel Technologies scheduled for the end of June 2007.

•

In the Consumer Services business area, we are continuing to build our operations in promising new business domains. In February 2007 we invested ¥27.0 billion to acquire shares with 5% of voting rights in Recruit co., Ltd, a leading Japanese human resources and information services company. We have been working with Recruit in medical/health-care businesses, and immediately after the acquisition of their shares, both parties have agreed to jointly explore broad cooperation in areas such as senior care and media-related operations. Another initiative during the year was to complete a ¥9.4 billion acquisition of major U.S. mobile handset distributor Brightstar Corp. along with its local subsidiary in Singapore, with the aim of expanding our mobile phone business in the Asia-Pacific region. In the foods and retail field, we engaged in measures to improve the performance of MITSUI FOODS CO., LTD. as part of a comprehensive operational alliance with KOKUBU & CO., LTD.

•

In the Infrastructure business area, our efforts were directed at selectively investing in superior project opportunities while seeking to develop synergies with other sectors. In overseas power generation business, we further strengthened our strategic alliance with International Power Plc during the year, and in March 2007 signed a ¥20.0 billion agreement to consolidate a number of power generating assets in the U.K., resulting in an increase of 258MW of generating capacity owned by Mitsui on an equity basis. In other energy-related operations, we invested ¥27.5 billion for the acquisition of Brazilian gas distribution businesses under our alliance with Brazilian company Petrobras. We also invested ¥10.3 billion to acquire newly-issued shares of Toyo Engineering Corporation Ltd., to cement our partnerships in the infrastructure projects business, which is growing in all regions.

ii) Continuous review of our business portfolio based on Mitsui’s business strategy

Centered on the activities of the Portfolio Management Committee, which was established in April 2006, we are rigorously examining subsidiaries and associated companies, along with other matters such as our guideline for investment and withdrawal from existing operations. Accordingly, the committee has examined the portfolio strategy of each business unit, along with progress on asset recycling. Reflecting these activities, in the year under review we implemented a sale of shares in Toho Titanium Co., Ltd. and other listed companies. Moreover, based on our policy of emphasizing cash flow management across all of our companies, we closely managed dividend distribution levels to head office from our subsidiaries and associated companies.

We are continuing to manage the business portfolio throughout Mitsui with emphasis on the following points:

•	Closely monitoring the role companies have in generating additional functional and cash flow value for Mitsui

•	Allocating human resources to reflect new investments and reorganizations of existing operations

(b) Evolution of our new business models leveraging business engineering capabilities

As part of measures to develop businesses in new areas, we have pursued a cooperative agreement with Recruit Co., Ltd. as noted above, and formed alliances with companies such as Tokyo Broadcasting System, Incorporated, a broadcasting company and Shochiku Co., Ltd., a film producer to foster media contents businesses in mobile phones, the internet, and a range of IT environments. We have also continued preparations for the introduction of BS digital broadcasting, scheduled to commence in December 2007. In the biomass and energy-related field, we are researching opportunities to commercialize the production and sale of bioethanol in collaboration with Petrobras of Brazil. We are also coordinating cross-divisional efforts with regard to possibilities in areas such as the distribution and trading of biodiesel and bioethanol in Europe as well as investment in manufacturing operations in the United States. Further, in November 2006 we acquired SunWize Technologies, LLC, a U.S. solar technology company that specializes in the design, manufacture and distribution of solar power systems. In December 2006, we established Business Operating Area Strategic Committees putting special focus on five areas—media & communications, medical & healthcare, ocean freight, automobiles and agriculture-related business—marking the start of an initiative to increase our operating capabilities and identify areas for strategic growth through joint activities across multiple business units.

(c) Implementation of global strategy

In accordance with our policy of strengthening our business strategy in the broad economic regions of Asia, Europe and the Americas, we established the Regional Business Unit system in April 2006. In April 2007 we refined this system by expanding Europe to include the Middle East and Africa, while expanding Asia to include Australia. We also adopted systems in each regional headquarters to foster talented employees and increase the diversity of our human resources. We will continue to pursue a unified HR policy that encompasses our consolidated group activities worldwide.

(d) Enhancing management systems to support growth

Section 404 of the U.S. Sarbanes-Oxley Act has become applicable to Mitsui from the fiscal year ended March 31, 2007. Mitsui and its subsidiaries subject to SOX 404 have completed self-evaluation of the effectiveness of internal control systems relating to accounting, results reporting, IT and operational processes and the Internal Audit Division has been testing the effectiveness of those controls at critical operating bases, while the independent auditor’s auditing of internal controls over financial reporting is ongoing.

(2) Progress toward quantitative targets

(a) Operating results for the year ending March 31, 2007

For the year ended March 31, 2007, we recorded net income of ¥301.5 billion. For the detail of year on year movement, see “Highlights of Consolidated Financial Results for the Year Ended March 31, 2007.”

A quantitative image of net income included in the parameters over the next three to five years in the Medium Term Management Outlook was ¥300 to ¥400 billion, approximately 50% of which had been expected to be attributable to Mineral Resources & Energy area. For the year ended March 31, 2007, contribution by Mineral Resources & Energy area made more than 60% contribution to total consolidated net income.

(b) Forecast of annual net income for the year ending March 31, 2008

Forecast of major components of consolidated net income statements for the year ending March 31, 2008 are provided as below.

[Assumption]		Mar-08		Mar-07
Exchange rate (JPY/USD)		110.00		116.96
Crude oil (JCC)		$58/bbl		$64/bbl			(Billions of yen)

	Mar-08		Mar-07		Increase		Description
Gross profit		940.0		903.7		36.3	Increase due to consolidation of MOECO and favorable global economic environment; Decrease by sales of stake of Sesa Goa
SG & A expenses	Δ	600.0	Δ	581.5	Δ	18.5
Provision for doubtful receivables	Δ	10.0	Δ	13.3		3.3

Operating income		330.0		308.9		21.1

(Other expenses)
Interest expenses	Δ	50.0	Δ	41.8	Δ	8.2	Rise in US dollar interest rates and increase in investments
Dividend income		40.0		50.1	Δ	10.1
Gain on sales of securities, PPE and other gain-net		130.0		12.9		117.1	Including sales of stake of Sesa Goa and Sakhalin II

Income from continuing operations before taxes		450.0		330.1		119.9

Income from continuing operations after taxes		260.0		171.1		88.9
Equity in earnings of associated companies		140.0		153.1	Δ	13.1	Consolidation of MOECO

Net income		370.0		301.5		68.5

Assumed foreign exchange rate is ¥110/US$, a ¥6.96 yen appreciation against the US dollar.

We project gross profit and equity in earnings for ¥940 billion and ¥140 billion, respectively. Interest expenses(net) is expected to be ¥50 billion, considering trend of rising yen interest rate and interest for funding of investments including Sakhalin II. We anticipate combined sum of ¥130 billion gains from the sales of securities; property, plants and equipment; and other assets which includes gains from sale of our entire stake in Sesa Goa and the 50% dilution of stake in Sakhalin II.

The year-on-year comparison of annual operating results by operating segment is provided as below:

•

The projected net income of the Mineral & Metal Resources Segment (*) for the year ending March 31, 2008 is ¥135 billion, an increase of ¥36.6 billion from the year ended March 31, 2006, primarily reflecting the sale of stake in Sesa Goa and higher iron ore price (9.5% higher than the year ended March 31, 2007). At the same time, the forecast includes a rebound from one time gains during the year ended March 31, 2007 such as a sale of shares in Toho Titanium Co., Ltd.

•

The projected net income of the Energy Segment (*) for the year ending March 31, 2008 is ¥88 billion, an increase of ¥12.6 billion from the year ended March 31, 2007, mainly attributable to the divestiture of Mitsui’s interest in Sakhalin II project and assets of Wandoo Petroleum Pty. Ltd.; and a rebound from naphtha trading losses during the year ended March 31, 2007, while Mitsui expects these improvement will be offset by impact of a more modest crude oil price (US$ 58 /barrel for the year ending March 2008, US$6 /barrel lower than previous fiscal year) and decreased dividend income from LNG projects in the Middle East.

•

The projected net income of the Machinery & Infrastructure Projects Segment for the year ending March 31, 2008 is ¥42 billion, an increase of ¥8.4 billion from the year ended March 31, 2007 driven by contributions from automobile and vessel related operations, and overseas power generation businesses. Similarly, the projected net income of the Iron & Steel Products Segment, the Chemical Segment and Americas Segment for the year ending March 31, 2008 are ¥18 billion (¥2.6 billion decrease), ¥21 billion (¥1.7 billion increase) and ¥17 billion (¥0.1 billion increase), respectively, from the year ended March 31, 2007, supported by tight market conditions.

•

The projected net income of the Foods & Retail Segment for the year ending March 31, 2008 is ¥11 billion, an recovery of ¥23.3 billion compared to ¥12.3 billion net loss for the year ended March 31, 2007. The improvement is mainly attributable to a rebound from impairment losses on goodwill and fixed asset at Mitsui Norin Co., Ltd. and MITSUI FOODS CO., LTD. for the year ended March 31, 2007.

(*)	Effective April 1, 2007, Mitsui reorganized some business units in the Head Office, and the composition of reportable operating segments is changed for the year ending March 31, 2008. The former Iron & Steel Raw Materials and Non-Ferrous Metals Segment is renamed as “Mineral & Metal Resources Segment.” Coal businesses and new energy related business including emission rights trading are transferred to the Energy Segment. In the chart above, the operating segment information for the year ended March 31, 2007 is restated to conform to the presentation for the year ending March 31, 2008.

The table set forth below shows the assumption on the key commodity prices and other parameters for the projected net income for the year ending March 31, 2008. Impacts of the price movements for each commodity on net income are included in the table.

		Mar 06 Actual	Mar 07 Actual	Mar 08 Assumed	Impact on Net Income (billions of yen)
Crude Oil/JCC	US$/bbl	50	64	58	1.8	(US$1/bbl)
Iron Ore(*)	US$/ton	39	46	50	2.6	(US$1/ton)
Coal(**)	US$/ton	125	110	92	0.7	(US$1/ton)
Copper(***)	US$/ton	4,099	6,984	5,000	0.32	(US$100/ton)
Forex	¥/US$	113.93	116.96	110	2.2	(¥1/US$)
Interest	Yen				1.0	(Libor/0.1%)
(*)Representativeiron ore price (fine) (**). Representatives metallurgical coal price (***) Yearly average LME price

A Cautionary Note on Forward-Looking Statements:

This report contains statements (including figures) regarding Mitsui & Co., Ltd. (“Mitsui”)’s corporate strategies, objectives, and views of future developments that are forward-looking in nature and are not simply reiterations of historical facts. These statements are presented to inform stakeholders of the views of Mitsui’s management but should not be relied on solely in making investment and other decisions. You should be aware that a number of important risk factors could lead to outcomes that differ materially from those presented in such forward-looking statements. These include, but are not limited to, (i) change in economic conditions that may lead to unforeseen developments in markets for products handled by Mitsui, (ii) fluctuations in currency exchange rates that may cause unexpected deterioration in the value of transactions, (iii) adverse political developments that may create unavoidable delays or postponement of transactions and projects, (iv) changes in laws, regulations, or policies in any of the countries where Mitsui conducts its operations that may affect Mitsui’s ability to fulfill its commitments, and (v) significant changes in the competitive environment. In the course of its operations, Mitsui adopts measures to control these and other types of risks, but this does not constitute a guarantee that such measures will be effective.

2. Key topics

1) Sakhalin II project

On April 18, 2007, the shareholders of Sakhalin Energy Investment Company Ltd., operator of the Sakhalin II project, signed a Sale and Purchase Agreement with OAO Gazprom (Gazprom) to trigger the transfer of shares in Sakhalin Energy Investment Company Ltd.

The transaction implemented a protocol signed on December 21, 2006 in Moscow. Under its terms Gazprom acquired a 50% plus one share stake in Sakhalin Energy for $7.45 billion in cash. The other three shareholders, Royal Dutch Shell plc, Mitsui & Co. Ltd and Mitsubishi Corporation, each diluted their stakes by 50%, to receive a proportionate share of the purchase price.

Gazprom now holds 50% plus one share, Shell 27.5%, Mitsui 12.5%, and Mitsubishi 10%.

With the conclusion of the deal, Sakhalin II is moving to firmly establish its position on the global energy map as a reliable new energy source. In addition, through the Area of Mutual Interest (AMI) arrangement with Gazprom, the prospects for expansion of Sakhalin II through further LNG processing trains are enhanced.

In addition, the Ministry of Natural Resources of the Russian Federation had announced its approval of the revised Environmental Action Plan (EAP) on 16 April, 2007. Sakhalin Energy prepared that plan with input from all shareholders. It also provides targets and action points for conservation of biodiversity of Sakhalin Island, including fish stocks and rare flora and fauna species.

2) Naphtha trading loss at Mitsui Oil (Asia) Pte. Ltd. (“MOAS”)

As Mitsui announced on November 21, 2006, a trader at MOAS deceptively concealed significant unrealized losses on physical and future trading of naphtha, and the accumulated losses realized through orderly liquidation of these transactions amounted to ¥9.6 billion (before tax). MOAS reported the findings of the internal investigation to Singapore Police Force on February 12, 2007. Mitsui immediately implemented necessary actions including a centralized control of market risk exposure and revision of loss limit system to further reinforce the controls and procedures over Mitsui’s group-wide commodity trading operations.

3. Dividend policy

In order to maximize shareholder value we seek to maintain an optimal balance between (1) achieving sustainable growth through strategic investments in areas of our core strength and growth and (2) paying out cash dividends as direct compensation to shareholders. Specifically, we have set the target dividend payout ratio of 20% of consolidated net income, and through improving the performance of the company aim to steadily increase dividends from their current levels.

For the year ended March 31, 2007, we plan to pay an annual dividend of ¥34, ¥10 per share higher than the previous year. For the year ending March 31, 2008, we will closely review improvements in business performance with the aim of increasing dividends for the year above current levels, based on the policy outlined above.

Statements of Consolidated Income

(Unaudited)

(Millions of Yen)

	Year Ended March 31, 2007	Year Ended March 31, 2006	Comparison with previous period
			Amount	%
Revenues :
Sales of products	¥4,174,026	¥3,479,709	¥694,317
Sales of services	557,406	512,185	45,221
Other sales	149,309	123,577	25,732

Total revenues	4,880,741	4,115,471	765,270	18.6

Total Trading Transactions :
Year ended March 31, 2007, ¥15,357,656 million
Year ended March 31, 2006, ¥14,885,772 million

Cost of Revenues :
Cost of products sold	3,743,252	3,109,607	633,645
Cost of services sold	159,090	130,358	28,732
Cost of other sales	74,721	57,216	17,505

Total cost of revenues	3,977,063	3,297,181	679,882	20.6

Gross Profit	903,678	818,290	85,388	10.4

Other Expenses (Income) :
Selling, general and administrative	581,505	550,052	31,453
Provision for doubtful receivables	13,273	48	13,225
Interest expense, net of interest income	41,787	21,128	20,659
Dividend income	(50,098)	(30,711)	(19,387)
Gain on sales of securities—net	(58,809)	(37,818)	(20,991)
Loss on write-down of securities	11,687	10,643	1,044
Gain on disposal or sales of property and equipment—net	(5,626)	(5,993)	367
Impairment loss of long-lived assets	19,664	24,252	(4,588)
Impairment loss of goodwill	16,528	—	16,528
Compensation and other charges related to DPF incident	(3,864)	9,000	(12,864)
Other expense (income)—net	7,491	(637)	8,128

Total other expenses	573,538	539,964	33,574

Income from Continuing Operations Income Taxes, Minority Interests and Equity in Earnings	330,140	278,326	51,814	18.6

Income Taxes:
Current	141,976	106,517	35,459
Deferred	17,016	28,500	(11,484)

Total	158,992	135,017	23,975

Income from Continuing Operations before Minority Interests and Equity in Earnings	171,148	143,309	27,839	19.4

Minority Interests in Earnings of Subsidiaries	(26,022)	(21,540)	(4,482)

Equity in Earnings of Associated Companies—Net (After Income Tax Effect)	153,105	94,250	58,855

Income from Continuing Operations	298,231	216,019	82,212	38.1
Income (Loss) from Discontinued Operations—Net (After Income Tax Effect)	3,271	(13,610)	16,881

Net Income	¥301,502	¥202,409	¥99,093	49.0

Consolidated Balance Sheets

(Unaudited)

(Millions of Yen)

Assets

	March 31, 2007	March 31, 2006	Increase/ (Decrease)
Current Assets:
Cash and cash equivalents	¥800,032	¥697,065	¥102,967
Time deposits	6,591	37,028	(30,437)
Marketable securities	11,670	26,860	(15,190)
Trade receivables:
Notes and loans, less unearned interest	475,271	439,187	36,084
Accounts	2,199,614	1,997,093	202,521
Associated companies	240,950	169,709	71,241
Allowance for doubtful receivables	(29,824)	(26,703)	(3,121)
Inventories	696,470	695,754	716
Advance payments to suppliers	96,702	92,150	4,552
Deferred tax assets—current	21,354	32,569	(11,215)
Derivative assets	254,319	320,134	(65,815)
Other current assets	300,627	265,985	34,642

Total current assets	5,073,776	4,746,831	326,945

Investments and Non-current Receivables:
Investments in and advances to associated companies	1,587,571	1,300,587	286,984
Other investments	1,238,853	935,675	303,178
Non-current receivables, less unearned interest	462,935	444,487	18,448
Allowance for doubtful receivables	(69,775)	(84,513)	14,738
Property leased to others—at cost, less accumulated depreciation	259,240	218,583	40,657

Total investments and non-current receivables	3,478,824	2,814,819	664,005

Property and Equipment—at Cost:
Land, land improvements and timberlands	191,537	203,170	(11,633)
Buildings, including leasehold improvements	379,814	349,904	29,910
Equipment and fixtures	790,510	472,069	318,441
Mineral rights	151,752	80,953	70,799
Vessels	33,666	22,376	11,290
Projects in progress	130,529	55,278	75,251

Total	1,677,808	1,183,750	494,058
Accumulated depreciation	(689,508)	(437,581)	(251,927)

Net property and equipment	988,300	746,169	242,131

Intangible Assets, less Accumulated Amortization	104,445	98,811	5,634
Deferred Tax Assets—Non-current	34,972	47,947	(12,975)
Other Assets	132,995	119,001	13,994

Total	¥9,813,312	¥8,573,578	¥1,239,734

(Millions of Yen)
Liabilities and Shareholders’ Equity

	March 31, 2007	March 31, 2006	Increase/ (Decrease)
Current Liabilities:

Short-term debt	¥658,747	¥540,797	¥117,950
Current maturities of long-term debt	371,865	353,185	18,680
Trade payables:
Notes and acceptances	98,199	100,402	(2,203)
Accounts	1,966,800	1,762,224	204,576
Associated companies	64,730	108,252	(43,522)
Accrued expenses:
Income taxes	85,692	63,739	21,953
Interest	25,324	22,485	2,839
Other	84,625	72,848	11,777
Advances from customers	113,586	104,500	9,086
Derivative liabilities	198,735	214,460	(15,725)
Other current liabilities	141,899	168,049	(26,150)

Total current liabilities	3,810,202	3,510,941	299,261

Long-term Debt, less Current Maturities	2,887,528	2,658,735	228,793

Accrued Pension Costs and Liability for Severance Indemnities	33,209	36,769	(3,560)

Deferred Tax Liabilities—Non-current	450,181	318,911	131,270

Other Long-Term Liabilities	283,226	252,155	31,071

Minority Interests	238,687	118,160	120,527

Shareholders’ Equity:

Common stock	323,213	295,766	27,447
Capital surplus	417,900	390,488	27,412
Retained earnings:
Appropriated for legal reserve	39,670	38,508	1,162
Unappropriated	1,072,234	825,306	246,928
Accumulated other comprehensive income (loss):
Unrealized holding gains and losses on available-for-sale securities	258,922	216,099	42,823
Foreign currency translation adjustments	(9,409)	(83,279)	73,870
Minimum pension liability adjustment	—	(5,417)	5,417
Defined benefit pension plans	2,287	—	2,287
Net unrealized gains and losses on derivatives	8,930	2,439	6,491

Total accumulated other comprehensive income	260,730	129,842	130,888

Treasury stock, at cost	(3,468)	(2,003)	(1,465)

Total shareholders’ equity	2,110,279	1,677,907	432,372

Total	¥9,813,312	¥8,573,578	¥1,239,734

Statements of Consolidated Shareholders’ Equity

(Unaudited)

(Millions of Yen)

	Year Ended March 31, 2007	Year Ended March 31, 2006
Common Stock:
Balance at beginning of year	¥295,766	¥192,493
Issuance of common stock	—	102,576
Common stock issued upon conversion of bonds	27,447	697

Balance at end of year	¥323,213	¥295,766

Capital Surplus:
Balance at beginning of year	¥390,488	¥288,048
Issuance of common stock	—	101,733
Conversion of bonds	27,359	695
Gain on sales of treasury stock	53	12

Balance at end of year	¥417,900	¥390,488

Retained Earnings:
Appropriated for Legal Reserve:
Balance at beginning of year	¥38,508	¥37,018
Transfer from unappropriated retained earnings	1,162	1,490

Balance at end of year	¥39,670	¥38,508

Unappropriated:
Balance at beginning of year	¥825,306	¥656,032
Net income	301,502	202,409
Cash dividends paid	(53,412)	(31,645)
Dividends paid per share:
Year ended March 31, 2007, ¥ 31.0
Year ended March 31, 2006, ¥ 20.0
Transfer to retained earnings appropriated for legal reserve	(1,162)	(1,490)

Balance at end of year	¥1,072,234	¥825,306

Accumulated Other Comprehensive Income (Loss)
(After Income Tax Effect):
Balance at beginning of year	¥129,842	¥(49,551)
Unrealized holding gains and losses on available-for-sale securities	42,823	115,920
Foreign currency translation adjustments	73,870	59,508
Minimum pension liability adjustment	1,058	274
Adjustment to initially apply FASB Statement No.158	6,646	—
Net unrealized gains and losses on derivatives	6,491	3,691

Balance at end of year	¥260,730	¥129,842

Treasury Stock, at Cost
Balance at beginning of year	¥(2,003)	¥(1,212)
Purchases of treasury stock	(1,633)	(862)
Sales of treasury stock	168	71

Balance at end of year	¥(3,468)	¥(2,003)

Note: Appropriations of retained earnings are reflected in the consolidated financial statements upon shareholders’ approval.

(Millions of Yen)

	Year Ended March 31, 2007	Year Ended March 31, 2006
Summary of Changes in Equity from Nonowner Sources (Comprehensive Income):
Net income	¥301,502	¥202,409
Other comprehensive income (after income tax effect):
Unrealized holding gains and losses on available-for-sale securities	42,823	115,920
Foreign currency translation adjustments	73,870	59,508
Minimum pension liability adjustment	1,058	274
Net unrealized gains and losses on derivatives	6,491	3,691

Changes in equity from nonowner sources	¥425,744	¥381,802

Statements of Consolidated Cash Flows

(Unaudited)

(Millions of Yen)

	Year Ended March 31, 2007	Year Ended March 31, 2006
Operating Activities:
Net income	¥301,502	¥202,409
Adjustments to reconcile net income to net cash provided by operating activities:
(Income) loss from discontinued operations—net (after income tax effect)	(3,271)	13,610
Depreciation and amortization	92,612	71,766
Pension and severance costs, less payments	(8,091)	4,585
Provision for doubtful receivables	13,273	48
Gain on sales of securities—net	(58,809)	(37,818)
Loss on write-down of securities	11,687	10,643
Gain on disposal or sales of property and equipment—net	(5,626)	(5,993)
Impairment loss of long-lived assets	19,664	24,252
Impairment loss of goodwill	16,528	—
Deferred income taxes	17,016	28,500
Minority interests in earnings of subsidiaries	26,022	21,540
Equity in earnings of associated companies, less dividends received	(43,033)	(30,653)
Changes in operating assets and liabilities:
Increase in trade receivables	(317,851)	(170,517)
Increase (decrease) in inventories	9,456	(68,764)
Increase in trade payables	125,956	84,226
Other—net	44,781	1,014
Net cash used in operating activities of discontinued operations	(2,541)	(2,452)

Net cash provided by operating activities	239,275	146,396

Investing Activities:
Net decrease (increase) in time deposits	29,367	(3,186)
Net increase in investments in and advances to associated companies	(188,124)	(138,200)
Net increase in other investments	(20,677)	(51,102)
Net decrease in long-term loan receivables	36,021	18,252
Net increase in property leased to others and property and equipment	(274,615)	(173,096)

Net cash used in investing activities	(418,028)	(347,332)

Financing Activities:
Net increase (decrease) in short-term debt	70,820	(89,419)
Net increase in long-term debt	239,130	10,382
Proceeds from issuance of common stock	—	203,766
Capital contribution from minority interests	17,095	—
Purchases of treasury stock—net	(1,344)	(815)
Payments of cash dividends	(53,412)	(31,645)

Net cash provided by financing activities	272,289	92,269

Effect of Exchange Rate Changes on Cash and Cash Equivalents	9,431	13,922

Net increase (decrease) in Cash and Cash Equivalents	102,967	(94,745)
Cash and Cash Equivalents at Beginning of Period	697,065	791,810

Cash and Cash Equivalents at End of Period	¥800,032	¥697,065

Note: In accordance with SFAS No.144, the figures for the year ended March 31, 2006 relating to discontinued operations have been reclassified.

Basis of Financial Statements and Summary of

Significant Accounting Policies

(Unaudited)

Summary of a Change in Significant Accounting Policies

Pension and severance indemnities plans

On March 31, 2007, the companies adopted the recognition provisions of SFAS No. 158 “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of FASB Statements No. 87, 88, 106, and 132(R)”

SFAS No. 158 requires the recognition of the overfunded or underfunded status of a defined benefit plan as an asset or liability in the statement of financial position and the recognition of changes in that funded status in comprehensive income in the year in which the changes occur.

Upon adoption of SFAS No. 158, Other Assets increased by ¥11,138 million and Total accumulated other comprehensive income increased by ¥6,646 million as of March 31, 2007.

Significant accounting policies other than described above have not changed since our annual report for the year ended March 31, 2006 field with U.S. Securities Exchange Commission.

Operating Segment Information

(Unaudited)

Year ended March 31, 2007 (from April 1, 2006 to March 31, 2007)

(Millions of Yen)

	Iron & Steel Products	Iron & Steel Raw Materials and Non-Ferrous Metals	Machinery & Infrastracture Projects	Chemical	Energy	Foods & Retail	Lifestyle, Consumer Service and Information, Electronics & Telecommunication	Logistics & Financial Markets
Total Trading Transactions	1,398,061	1,695,220	2,224,749	2,392,268	1,811,897	1,917,825	1,457,175	180,437
Gross Profit	57,766	122,284	108,003	103,073	112,561	81,336	129,983	60,489
Operating Income (Loss)	25,582	98,693	20,861	35,342	73,927	10,924	20,344	24,199
Equity in Earnings of Associated Companies	3,121	60,439	21,429	4,933	44,268	3,789	8,661	1,960
Net Income (Loss)	20,559	103,797	33,557	19,327	70,215	(12,304)	16,605	14,631
Total Assets at March 31, 2007	663,682	1,073,142	1,643,151	949,091	1,573,084	696,062	861,501	681,294

	Americas	Europe	Asia	Other Overseas Areas	Total	All Other	Adjustments and Eliminations	Consolidated Total
Total Trading Transactions	1,167,527	472,381	559,053	70,960	15,347,553	7,250	2,853	15,357,656
Gross Profit	64,704	23,287	27,621	5,285	896,392	4,344	2,942	903,678
Operating Income (Loss)	21,348	3,064	9,558	(193)	343,649	(4,353)	(30,396)	308,900
Equity in Earnings of Associated Companies	3,845	300	217	478	153,440	121	(456)	153,105
Net Income (Loss)	16,917	3,854	7,908	14,372	309,438	5,845	(13,781)	301,502
Total Assets at March 31, 2007	464,849	171,371	212,936	141,981	9,132,144	2,882,791	(2,201,623)	9,813,312

Year ended March 31, 2006 (from April 1, 2005 to March 31, 2006) (As restated)

(Millions of Yen)

	Iron & Steel Products	Iron & Steel Raw Materials and Non-Ferrous Metals	Machinery & Infrastracture Projects	Chemical	Energy	Foods & Retail	Lifestyle, Consumer Service and Information, Electronics & Telecommunication	Logistics & Financial Markets
Total Trading Transactions	1,366,834	1,698,658	2,472,604	2,087,042	1,730,424	1,849,850	1,464,310	116,178
Gross Profit	54,386	110,832	90,557	97,779	84,674	79,941	128,438	51,378
Operating Income (Loss)	26,459	87,195	21,702	34,004	52,045	9,151	24,989	17,554
Equity in Earnings of Associated Companies	2,943	28,728	14,571	3,233	33,827	3,472	3,485	3,951
Net Income (Loss)	19,354	54,667	30,581	12,068	40,929	(3,214)	17,517	13,384
Total Assets at March 31, 2006	563,596	833,271	1,309,180	866,796	1,120,303	721,222	821,315	750,748

	Americas	Europe	Asia	Other Overseas Areas	Total	All Other	Adjustments and Eliminations	Consolidated Total
Total Trading Transactions	1,108,931	427,960	496,551	65,896	14,885,238	7,869	(7,335)	14,885,772
Gross Profit	61,588	22,456	27,370	4,926	814,325	7,122	(3,157)	818,290
Operating Income (Loss)	21,723	4,286	10,667	993	310,768	(3,208)	(39,370)	268,190
Equity in Earnings of Associated Companies	2,126	(174)	121	633	96,916	301	(2,967)	94,250
Net Income (Loss)	12,652	4,235	9,266	14,341	225,780	11,835	(35,206)	202,409
Total Assets at March 31, 2006	455,615	146,588	181,696	62,267	7,832,597	2,652,770	(1,911,789)	8,573,578

Notes:

1.	In accordance with SFAS No.144, the figures of “Consolidated Total” for the year ended March 31, 2006 have been reclassified.

The reclassifications to “Income (Loss) from Discontinued Operations—Net (After Income Tax Effect)” are included in “Adjustments and Eliminations.”

2.	“All Other” includes business activities which primarily provide services, such as financing service and operation services to external customers and/or to the companies and associated companies. Total assets of “All Other” at March 31, 2007 and 2006 consisted primarily of cash and cash equivalents and time deposits related to financing activities, and assets of certain subsidiaries related to the above services.
3.	Net loss of “Adjustments and Eliminations” includes income and expense items that are not allocated to specific reportable operating segments, such as certain expenses of the corporate departments, and eliminations of intersegment transactions.
4.	Transfers between operating segments are made at cost plus a markup.
5.	Operating Income (Loss) reflects the companies’ a) Gross Profit, b) Selling, general and administrative expenses, and c) Provision for doubtful receivables.
6.	Starting from the year ended March 31, 2007, Mitsui & Co., Financial Services (Europe) which was formerly included in “Europe,” is transferred to “All Other,” in order to centralize the operation of financing services to the companies and associated companies.

The operating segment information for the year ended March 31, 2006 has been restated to conform to the current year presentation.

Net Income per Share

(Unaudited)

The following is a reconciliation of basic net income per share to diluted net income per share for the years ended March 31, 2007 and 2006:

Year ended March 31, 2007 (from April 1, 2006 to March 31, 2007)

	Net income (numerator)	Shares (denominator)	Per share amount
	Millions of Yen	In Thousands	Yen
Basic Net Income per Share:
Net income available to common shareholders	301,502	1,730,214	174.26

Effect of Dilutive Securities:

1.05% convertible bonds due 2009	413	96,004

Diluted Net Income per Share:

Net income available to common shareholders after effect of dilutive securities	301,915	1,826,218	165.32

Year ended March 31, 2006 (from April 1, 2005 to March 31, 2006)
	Net income (numerator)	Shares (denominator)	Per share amount
	Millions of Yen	In Thousands	Yen
Basic Net Income per Share:

Net income available to common shareholders	202,409	1,603,096	126.26

Effect of Dilutive Securities:

1.05% convertible bonds due 2009	587	104,855

Diluted Net Income per Share:
Net income available to common shareholders after effect of dilutive securities	202,996	1,707,951	118.85

Subsequent Events

(Unaudited)

Sales of 51% Stake in Indian Iron Ore Company.

Mitsui & Co., Ltd. (“Mitsui”) announced that it has signed an agreement on April 23, 2007 with Vedanta Resources plc, a diversified and integrated metals and mining group whose principal operations are located in India, Australia and Zambia to sell 100% of its issued shares of Finsider International Company Ltd (headquartered in the UK). Finsider International Company Ltd holds 51% of issued shares of an Indian iron ore mining company Sesa Goa Ltd. Please refer the company’s press-release on April 24, 2007.